Exhibit 99.1

Absolute Software Declares Quarterly Dividend, Will Report Third Quarter Fiscal 2023 Financial

Results on May 15, 2023

VANCOUVER, British Columbia and SAN JOSE, Calif. — April 19, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on May 24, 2023 to shareholders of record at the close of business on May 11, 2023.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Q3 Fiscal 2023 Financial Results and Conference Call

Absolute also announced the company will release its financial results for its third quarter fiscal 2023 ended March 31, 2023 on Monday, May 15, 2023 after the financial markets close.

The quarterly financial statements and management’s discussion and analysis will be made available at www.absolute.com, and will be filed under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The company will host a conference call that same day at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results and business outlook. The call will be accessible by dialing 1-844-282-4856 or 1-412-317-5627; participants should ask to join the Absolute Software call. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.

The conference call will be archived for replay until Monday, May 22, 2023. To access the archived conference call, please dial 855-669-9658 or 1-412-317-0088 and enter the reservation code 2276454. To access using an international dial-in number, please use this link. An archived replay of the audio webcast will be available for one year.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 20,000 customers, G2 recognized Absolute as a Leader for the twelfth consecutive quarter in the Winter 2023 Grid® Report for Endpoint Management and as a Leader for the second consecutive quarter in the Grid Report for Zero Trust Networking.

©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, contact:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760